Exhibit 99.1

News Release

BROOKFIELD ASSET MANAGEMENT ANNOUNCES AGREEMENT TO REFINANCE
US$800 MILLION FINANCING OF AUSTRALIAN OPERATIONS AND THE
REORGANIZATION OF ITS EUROPEAN OPERATIONS

TORONTO, November 27, 2008 – Brookfield Asset Management Inc. (TSX/NYSE: BAM; EURONEXT: BAMA) today finalized an agreement to extend by one year the final maturity of a debt financing of its Australian operations.

Under the terms of the agreement, the loan, which was initially scheduled to mature in April 2009, will be reduced shortly from US$1.6 billion at inception to US$800 million of which US$140 million will be repaid in April 2009 and the balance in April 2010. The company intends to permanently finance its Australian real estate operations with asset-specific property mortgages in the future.

Brookfield also announced its intention to combine all of its European operations into a single operating platform and to refinance it on a longer-term basis in the European markets.

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Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has approximately $90 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our web site at www.brookfield.com.

For more information, please visit our web site at www.brookfield.com or contact:

Contact:
Denis Couture
SVP, Investor Relations and Corporate and International Affairs
Brookfield Asset Management
Tel.: (416) 956-5189
Fax.: (416) 363-2856
dcouture@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “will”, “intends”, derivations thereof, and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Forward-looking statements in this news release include statements in regards to repayment of Brookfield’s debt financing in connection with its Australian operations, the financing of Brookfield’s Australian real estate operations and the combination and refinancing of Brookfield’s European operations.  Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied of such assets by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; regulatory and political factors within the countries in which the company operates; acts of God; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the Company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the Company with the securities regulators in Canada and the United States including the Company’s most recent Annual Information Form under the heading “Business Environment and Risks”. We caution that the foregoing factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

2 | Brookfield Asset Management Inc.